

February 1, 2013

<u>Via E-mail</u>
Dr. Kase Lukman Lawal
Chief Executive Officer
CAMAC Energy Inc.
1330 Post Oak Blvd.
Houston, TX 77056

      **Re: CAMAC Energy Inc.
            Form 10-K for Fiscal Year Ended December 31, 2011
            Filed March 15, 2012
            Definitive Proxy Statement on Schedule 14A
            Filed April 30, 2012
            Response dated January 7, 2013
            File No. 1-34525**

Dear Dr. Lawal:

      We have reviewed your filings and response letter and have the following additional comments.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response.

      After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2011</u>

<u>Financial Statements</u>

<u>Note 3: Significant Accounting Policies, page 66</u>

<u>Impairment of Long-Lived Assets, page 67</u>

1.   Your response to prior comment number 7 from our letter dated December 20, 2012 indicates that you have considered probable and possible reserves as part of your impairment testing. Please explain to us the source of and basis for these reserves. As

part of your response, describe the specific uncertainties associated with the reserves and explain the significant actions or events that would need to occur to bring them to production.

2.   Please tell us the pricing assumptions underlying your impairment testing. To the extent that you used prices other than those specified under SEC definitions, explain to us your basis for those prices. Additionally, tell us how those pricing assumptions compare to the assumptions used for other purposes such as budgeting and projections. See FASB ASC 360-10-35-30.

3.   Your response to prior comment number 7 suggests that you have applied risk factors to the future net cash flows from probable and possible reserves, rather than to the reserve quantities themselves. However, this is not clear. Please confirm for us that you have risk adjusted the quantities as opposed to the future net cash flows. In this regard, note that risk adjusting future net cash flows may not properly reflect the impact that capital and other fixed costs will have in the event that actual quantities are less than projected. See FASB ASC 932-360-35-8.

Definitive Proxy Statement on Schedule 14A

Executive Compensation and Other Information, page 17

Compensation Discussion and Analysis, page 17

4.   In response to prior comment 10, you state that "We do not disclose publicly the degree to which any particular officer or employee met a particular standard…because there is a personal relationship between the officer or employee and the Company, and such disclosure may be an invasion of that employee's privacy." We disagree and reissue the comment. In Release Number 33-8732A, the Commission stated that "The purpose of the Compensation Discussion and Analysis disclosure is to provide material information about the compensation objectives and policies for named executive officers without resorting to boilerplate disclosure…The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies and decisions for individual named executive officers where appropriate." Please expand your disclosure to disclose any targets used and describe the individual performance and contribution that were taken into account in awarding annual bonuses, including whether and to the extent each NEO met the "standards" you mention in your response. Refer to Item 402(b)(2)(vii) of Regulation S-K.

        You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or Bradshaw Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding

Dr. Kase Lukman Lawal
CAMAC Energy Inc.
February 1, 2013
Page 3

comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or the undersigned at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief